Filed by Colombier Acquisition Corp. II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Colombier Acquisition Corp. II

Commission File No. 001-41874

Date: April 4, 2025

Marc Nemati, Chief Executive Officer of Metroplex Trading Company, LLC (doing business as GrabAGun) (“GrabAGun”), which is party to a previously disclosed Business Combination Agreement, dated as of January 6, 2025, with Colombier Acquisition Corp. II, (“Colombier II”) had the following fireside chat with Mark Smith from Lake Street on April 3, 2025.

Lake Street Fireside Chat Transcription

April 3, 2025

Mark Smith

I want to welcome people today to our fireside chat with GrabAGun. Interesting, probably newer idea to people out there Today with us, we’ve got Marc Nemati, the CEO. So Marc, thank you for taking the time, sitting down and going through some questions and introducing people to GrabAGun. I want to start out just with a basic introduction of the company. Who are you guys and what do you guys do?

Marc Nemati

Yeah, first off, thanks Mark for having me on today and thanks for taking the time and we’re very excited about the future of GrabAGun. So GrabAGun is an online firearms retailer. We were founded in 2010 and we specialize right now in the e-commerce sale of firearms and related accessories and have grown to become one of the largest online gun retailers. We’ve been really focused on e-commerce and technology since our founding, and we attribute a lot of our success to our focus and commitment on being efficient through technology adoption. And that is our focus going forward as now we’re in the process of going public via SPAC, which we expect to close this summer, and we continue to use that same mantra of technology and efficiency to continue to grow the business.

Mark Smith

Perfect. As we think about this industry, maybe talk about competitive environment, how you guys compete, who your customers are, and maybe the mix of how you view online retailers as well as traditional brick and mortar.

Marc Nemati

Yeah, I think holistically other firearms retailers, whether it’s large brick and mortar or really any high volume firearms retailer, whether they be online or in person, is technically our competition today. And we’ve done a pretty good job, I think, of navigating that competition by having really good pricing, high volume, a lot of deals for our customers. That’s kind of gotten us to where we are today. But I do think through our transaction, our plan really here is to do some industry consolidation via mergers and acquisitions, and that’ll push us beyond just a traditional firearms retailer. So GrabAGun today has been really a firearms retailer, but the strategy behind this consolidation would include potentially acquiring other retailers firearms or complimentary products as well as potentially wholesalers and porters or really any other software providers to the industry. And the goal from there is really to start to implement updated technology and bring a lot more efficiency into those acquisitions, which allow us to disrupt and optimize the current supply chain of an industry that, as you know, has been exceptionally slow to adopt any sort of modern technology. So I think this is good for not only us as a company, but for all of our customers and consumers who want faster, better, more efficient, and really lower priced options. And by applying efficiency really up and down the supply chain, it’ll bring some of that to our customers.

Mark Smith

Excellent. No, it is interesting the growth and the opportunities that are out there and what’s been at times quiet and maybe slow to adopt industry. And that brings me to a point that I think is interesting that you guys talk about, which is a differentiator of reaching younger customers and new entrants into shooting sports. How important are these new customers and maybe more diverse customers to your strategy?

Marc Nemati

Yeah, I mean I think that they’re definitely very important. So I think we talk a lot about, in some of our presentation deck that you’re probably referencing there is we attract the Gen Z and millennials. So Gen Z and millennials spend a significant amount of their time every day online and on their phone. It’s where the generation of shoppers want to buy, so they want to have an experience that’s online, whether that’s in the shooting sports space or just any sort of commerce transaction. So I don’t think we should be any different. So when they’re looking to buy anything, they usually first look online. So having a platform that’s easy to use, it’s easily accessible from their chosen device, usually mobile in this case will really garner their attention. So we’ve invested a lot of our efforts in creating a platform for this younger generation and what they prefer, but it’s not really limited to them as even more people of all ages are looking to buy more products online and through their mobile devices.

But these younger shoppers are also very avid users of social media and they create their own content. So if you provide them with a good shopping experience, they’ll do more than just share their positivity to their friends in person, but they’ll also do it online through their own content generation and share it on social media, which really is a gold mine for any e-commerce company, but specifically in our industry where we have limitations on where we can advertise, especially on the social media fronts. So having this user generated content is good for us, provides more content for our other users to consume, and the younger generation seems more than happy to create and share that content.

Mark Smith

Interesting. I think that as I think about, I’m maybe not a younger consumer anymore, but within firearms, just being able to hit mobile, being able to now have touchpoints within social media is important. Maybe if we just think about user interface and differentiator between GrabAGun and maybe some of the other competitors that we see in e-commerce around firearms and shooting sports, what differences do we see and what is the platform like and the process like for customers at GrabAGun versus maybe other, I don’t want to say clunkier, but older maybe competitors?

Marc Nemati

Yeah, I mean that’s kind really where GrabAGun started. We first looked at the space and saw these top, top tier online firearm retailers, and we’ve realized there was a gap in what the technology that was provided to these customers versus what was actually able to be done with current and modern technology. So technology and customer experience really kind of go hand in hand, and we’ve invested a lot of time and money over the years in keeping our website and our customer experience modern. So as you really look to grab the attention of these younger millennials and Gen Z customer base, without a good customer experience, they would just look elsewhere. So it’s just kind of common sense to make the experience easy, reduce the friction, and that makes them more likely to convert a more likely to come back. And the day and age of places like Amazon, these shoppers expect a very, very high level of online shopping experience, something that’s very easy to use and quick to respond.

It’s very important that we provide that similar high-level experience on our platform, even though our products are more regulated than what an Amazon has. So there are a few more steps in there, but so reducing that friction, allowing them to quickly and easily check out, answer their questions that they may have without actually having to contact us and have a one-on-one conversation with a real human, reduces that friction. And a lot of millennials and Gen Z really don’t want to get on the phone and talk to somebody. So the most you can answer via either a good experience, then really it makes it easier for them to convert. And that also goes speak to the majority of our traffic to our website is from a mobile device. So again, that’s how this current generation of shoppers really wants to interact with the brand. There’s always a phone in their hand, so if you’re looking to keep their attention, you really have to have a good mobile experience. That’s why we’ve invested a lot into the overall user experience, specifically around mobile. And again, that doesn’t just go to younger shoppers. I mean everybody now has a phone in their hand, so it would make sense to really make that a key focal point.

Mark Smith

Excellent. One thing that you guys call out and talk about a little bit in technology and your approach to technology, you guys talk about AI, maybe talk about technology, AI additions and how this helps boost your business.

Marc Nemati

Of Course. So as you know, the industry, and as I’ve mentioned before, the industry has been historically behind at the times when it comes to technology adoption. So myself being a software engineer, it’s always been a part of the GrabAGun culture to leverage technology and become as efficient as possible, and we attribute a lot of our success to that. So tech is in all parts of our business, whether that’s the customer facing e-commerce site that we’ve kind of talked about already, but also behind the scenes. So how we make purchasing decisions, pricing decisions, fulfillment, strategy, compliance and all of that. We leverage a lot of technology and to make that efficient. So today, AI is the latest world changing piece of technology that of course everybody is talking about. And with good reason, AI will provide a huge shift across many industries. So why shouldn’t we apply it to the firearms industry even though we’re, as I said, behind in times.

So today we leverage AI at GrabAGun in a few different ways from purchasing, pricing, customer service, and in those aspects. But I do believe this provides a large opportunity that we plan to leverage and that opportunity is data. So AI companies that you see out there today, the X AI and Open AI and Google, Microsoft, so forth, they’re all fighting to become the best AI engine that will allow you to spit out a bunch of different recommendations that can be used to do things like how and when to buy or how to set your price, when you should turn on and off your manufacturing lines, when you should manufacture this product versus that product. So they get all the when where the how and all that. And in terms of buying and selling, I think the next key piece here is going to be the data.

So the key now is how much data and what kind of data can you feed into that AI engine to then give you the best output of recommendations? So GrabAGun today has a wealth of customer behavior data, purchasing data, supply chain pricing, inventory data, and our strategic acquisition strategy that I talked about before, we’ll use data as a key metric in our evaluating of those potential acquisitions. So high volume, high quality data fed into a good AI engine will allow for a massive increase in efficiency, I believe, up and down the supply chain and up and down this whole industry.

Mark Smith

One thing that I want to talk about that’s important today is just that we’re in a difficult environment for most consumer facing businesses. Is your consumer, do you think any different in potentially pulling back on purchasing when spending is squeezed or any insights that you have into your customer if there is one general customer?

Marc Nemati

Yeah, I mean we’re mostly a discretionary expense to most people, and as of today, the talk’s really all about tariffs and how that will affect the environment. It’s really hard to say immediately, but time will tell. But I do believe, again, harp on the same thing, technology. So you leverage technology in difficult environments. We don’t see many consumers stop buying. They just look for a better dealer or more affordable option by making things more efficient, reducing costs, it allows us to provide better pricing to our customers. And then also we have a very large catalog, so we have a wide assortment of products. So I would imagine some of the domestically made US made products. The prices may increase slightly depending on if there’s a tariff involved on some of their pieces for their manufacturing supply chain. Then obviously stuff that’s imported, those might see higher priced increases.

But because we have such a large catalog, the customer really has a lot of options as to what they want to purchase. So they may not be what they’re looking for initially, but with all the options out there, they can definitely find something that’ll foot the bill in terms of what requirements they have and the firearm or an accessory, excuse me, this is something we’ve had really good experience in. And I think by further increasing our footprint in the industry and adding more efficiencies that I spoke to in the system to allow customers to have access to more and more deals, which in turn brings more organic shoppers, higher volumes and higher revenues. So I don’t see the tariff thing as being anything that would be too disruptive to our business. It may change how the consumer shops a little bit, but really, again, like I said, time will kind of tell.

Mark Smith

And that’s an interesting point just as we think about tariffs and then other manufacturers of firearms that we’ve spoken to have talked about a trend towards maybe lower priced items. But you guys are, is it fair to say diverse enough in your product lineup and your assortment and what you guys have that you hit any trend that may happen if it’s high-end firearms that are selling well, or if it’s more entry level lower price, you guys have that broad assortment can hit whatever it’s that customers are looking for. Is that fair?

Marc Nemati

Yeah, exactly. Exactly. So we’ve always been a high volume mover of product and usually those more economical products offer higher volume, but we also have the higher dollar options, people looking for a specific firearm or a higher end firearm, but we have the ability to service the customer with a wide variety of product needs. So although the customer is kind of trending more towards, let’s say a better deal, manufacturers along the line too are making those decisions and manufacturing those products in higher volume, which allow us to keep up with that demand of the consumer. And then we can also provide that data to these manufacturers as we see these customer buying experience and all that as well, which goes back to the point of the AI aspect and data. We can see that customer behavior data within minutes or hours of it happening and really leverage that data to make buying decisions so we can see how the customer’s behaving pretty quickly and turn on a dime if we need to. And again, that goes into purchasing and pricing decisions as well.

Mark Smith

Perfect. Maybe walk us through your supply chain, where you get your inventory from and then how distribution works for GrabAGun

Marc Nemati

Sure. So we purchased product through a wide variety of wholesalers and manufacturers today, our custom in-house supply chain management software that I kind of touched on before, it’s kind of the behind the scenes system that the customers don’t really see. So again, it’s an aspect of technology that we invest up and down our business. This software allows us to quickly make these purchasing decisions, fulfillment decisions. There’s a lot of automation that we have in here that handles this, makes automated decisions for purchasing fulfillment orders, whether that’s the best price or more efficient fulfillment process. Some of this leverages AI, which we spoke about a little bit, which again, I think is a key differentiator, excuse me, to our software and to kind of how we do business. The system again is something that nobody sees. The system was not developed overnight. We’ve worked a lot with our existing supply chain vendors to design and create some of these integration points for them to help our business communicate with their business, which in addition makes us more efficient, it makes our vendors more efficient.

It’s the same concept we have going forward. It’s not only to improve our business, but in process improve kind of the whole industry as we continue to focus on our plants or industry consolidation. This will be one of our largest opportunities for margin expansion, is really to see any of these potential future acquisitions and how we can apply technology to make their supply chain and our supply chain more efficient, which allows us to then provide better pricing to our customers, sell to our customers and so forth. So up and down the whole supply chain, our expertise in technology and how we apply that to where we buy and how we buy inventory allows us also to distribute to our customers much more efficiently.

Mark Smith

Perfect. And as we think about it, I think with GrabAGun, the initial thought is firearms exclusively, but you guys do a lot more and sell a lot more than just firearms. Maybe walk us through other products that are available on the platform, how important it is to have this diversification and maybe how it can help you in having consumable products if you will, such as ammunition more so than just kind of the firearm.

Marc Nemati

Yeah, so as it’s in the name, GrabAGun, Gun is really the main focus historically has really been firearms. We do have a broad catalog. We offer a wide variety of complimentary products, ammo, optics, accessories, et cetera. I do see this area as a room for growth in our future. Again, it’s another key piece to our M&A strategy, bringing those complimentary products and applying our ability to make it easier for the customer to get those products. Having kind of a one-stop shop, we’ll also increase our overall brand. Product diversification also goes in into speak with what we talked about with giving the customer more options and really it brings the customer coming back. So having those ammo consumables, we have a lot of customers that replenish their stockpile of ammo through us and buy in bulk. But I do think adding more compatible products with our accessories and optics and things of that nature as well. We do some outdoor stuff outside of firearms, so think hunting, camping, fishing and things of that nature. So firearms typically kind of go hand in hand with just overall outdoor activities. So we have a bit of a reach there, but again, it’s something that I think will be room for growth, having more of those complimentary products in our catalog.

Mark Smith

Perfect. One topic that always comes up in this industry is regulatory issues in a tough regulatory environment. Does the evolving and change in regulatory environment maybe give you guys an opportunity as a large player in the space to take share from small operators? And I don’t know how much investors really realize how much of this industry is still built on small mom and pop retailers, but does this give you an opportunity to grow and take share as we see changes in evolution in regulatory environment?

Marc Nemati

I mean, the short answer to this is yes. I mean, we’ve developed some software for compliance specifically that has really helped us streamline a lot of stuff. And in this industry, in any industry that has regulation, it provides kind of a barrier to entry but also added costs to maintain the compliance in those regulations. Just like everything else, we’ve used the software to streamline compliance. We’ve developed software specifically around our business use cases, so we can make sure compliance is kind of checked at every point on our supply flow. So as these regulations change, we can make quick updates to adjust how the software takes into account those changes. This may not be the case for many, and I don’t believe it’s the case for many other operators in the industry. Again, go to show you how software can provide those efficiencies within the whole industry.

Now whether it takes away the opportunity from small operators or it allows us to kind of expand into those software and apply some of that technology and leverage that to give them the opportunity. So one of the potential strategic acquisitions we have is in the software space. So making stuff more efficient for those smaller operators and us helping them out will allow them to still operate, but allows us to make the whole industry again more efficient. So regulation definitely has added costs, but as everything else, we kind of do what we can to minimize those costs by applying software technology. Our in-house compliance software that we’ve written was one of the first approved by ATF to do some digital storage of 4473, which makes it much easier to validate that those forms are done in compliance with the regulations. So again, software really has been a beneficial part to a streamlining a lot of those little tick tack things that sometimes will get you in trouble with regulators. But for us it’s been a much easier process by applying or after applying our expertise of software onto it.

Mark Smith

Perfect. And I don’t want to bring too much of politics into the discussion, but I’m curious, how important is it to your customers to know where you stand on Second Amendment rights and building that brand equity with this core shooting sports enthusiast and customer?

Marc Nemati

Yeah, I mean, I would imagine with the name GrabAGun, it’s pretty obvious to our customers where we stand on it, but also part of this transaction, this SPAC transaction is this key to why we’re doing what we’re doing and key to where we plan to take this. So for a long time, any sort of two-way based company has long been behind the eight ball when it comes to access to capital, ability to exit and all that stymies innovation. So we’re kind of looking to break that wide open here. We believe this transaction can further revolutionize this industry as a whole by bringing in, again, technology and efficiency, which I keep harping on obviously, but that also widens the access for people to exercise their second Amendment rights. I think customers will see that. I think they’ll see that we’re all in on providing them access to their Second Amendment rights, and that’ll definitely bring, I think a lot more customers our way to show that we’re doing more than just being a retailer. We’re trying to innovate and revolutionize this industry for those customers to exercise those rights.

Mark Smith

And this is maybe a good time just to talk about the upcoming deal. Can you just walk us through the deal to go public as far as structure, SPAC sponsor, how that relationship looks? Anything that you can give us on the upcoming deal would be fantastic.

Marc Nemati

Yeah, so obviously we’re very excited for this deal. It’s definitely going to be very life-changing for our company. It allows us a lot more ability to expand, innovate. So our SPAC sponsor is Colombier II. It’s headed by a gentleman named Omeed Malik who’s a Wall Street veteran who’s focused on what he calls anti-ESG. And he has coined the acronym of EIG, which stands for Entrepreneurship Innovation and Growth, which are three things that directly align with GrabAGun’s history and focus. Today, Colombier II as a SPAC, trades as CLBR. As we continue the path of going public, we plan to list them in New York Stock Exchange this summer under the ticker PEW, which as you can imagine has given a lot of positive feedback on the ticker symbol. So it’s been fun to see the reaction to just those three letters, but this partnership allows us to really scale our presence and grow within the farm’s outdoor sports market. And as we see a cultural shift, the timing of this partnership could not have been better.

Mark Smith

And I’d love to hear kind of your thoughts as we think about the management team. It looks like you’ve got a great team there. Let us know if there’s any holes or spots where you still need to fill. But then I’m also interested as we look at the slate of directors here and the backers of the SPAC here, do you have everybody in place that you need and some of the backgrounds of the people that are involved I think are interesting and will be beneficial here going forward? I’d love to hear your thoughts on that.

Marc Nemati

Yeah, management today, it’s going to stick around and we’re going to continue to do what we’ve done, which is grow this business. And everybody here I think is aligned in that philosophy. I think what you’re getting at here is what you may have seen in our preliminary S-4 that we followed about a week and a half ago. We’ve built quite a dream team of a board. So we have Donald Trump Jr, who’s widely known as an avid outdoorsman, a 2A champion. He provides a huge voice, a huge reach for our initiative. Blake Masters leader of the Teal Foundation, he really knows how to create a disruptive technology focused business. Again, technology is key to our initiative here. Chris Cox, he’s arguably one of the best lobbyists that our country has ever seen, specifically around the 2A rights space. We have Colion Noir who is a gun rights activist and lawyer and with deep ties to the firearms community in a very, very powerful reach and voice in the community through a lot of his social media stuff when he talks about guns and gun rights. And then Dusty Wunderlich to look to the strategic leader in financial technology that’s focused on the Second Amendment space, which again is key. Finance has been an area where they try to slow down this industry. So having somebody who’s understanding of some of those walls they’ve put up and how to get around them specifically in the Second Amendment spaces is very good. So each one of these individuals is very successful in their own right and in their own space. They’re all vocally pro-Second Amendment, they’re all in on the future of GrabAGun and the vision that we have here to really expand and disrupt and take over this industry and with a lineup like that, I don’t see how we cannot succeed.

Mark Smith

Perfect. And I want to ask you just about the current operating environment. As we look at it, we talk about a new normal kind of post covid with settling into this kind of new normal with still really healthy demand levels. I think we’ve seen 68, 69 months in a row of a million plus NICS background checks, but would love your thoughts around just where the industry stands today and your outlook.

Marc Nemati

Yes. I think the covid boom was definitely very beneficial, long term and short term for the industry, 2020, 2021 numbers, NICS numbers, they kind of skyrocketed a lot of new customers into the space. Obviously it settled down since then, but I think it settled at a higher number than what it was historically before that covid bump, if you will call it that. So I think having these new consumers in the industry and having a lot more people looking for guns to defend themselves and then people getting into the shooting sports in general has been good. It’s stabilized the industry, less peaks and valleys if you have people that are constantly coming back and buying stuff. And then also, I think that goes to speak a little bit to a point that we talked about before, by having the ability to have a wide catalog. The barrier to purchase a firearm in terms of financial is not as high as it once was with the ability for us to source and get entry level products allows customers to continually be able to consume what they need to, even in an environment that may be financially difficult, but it’s an environment that they still wish to again, exercise their second amendment rights and be outdoorsy and look for the products they have, and we can provide those to them. So I think the industry, as I said, is kind of stabilizing, which is good. I think it’s nice to have less peaks and valleys and have more kind of level and calmness to an industry while still be able to get stuff to the consumers that want it and need it.

Mark Smith

Absolutely. The last question that I have, and it maybe give you an opportunity for a closing thoughts here, but if you could just talk about why investors should be paying attention to GrabAGun today.

Marc Nemati

Sure. So I think it’s key. Obviously our pending transaction is really going to be the main focus of attention here, us going public, but our history that we’ve had in this company is one of the disruption. So I think we’re in the perfect spot. Truly massively change the firearm space as we become a public company. With our focus on technology, we can really upend this historically archaic industry that has a very large addressable market, about 25 billion or so. And we believe that we’re uniquely in a strong position. Our partners at the SPAC Colombier II, and as I mentioned the board that we have behind us, a very exceptional group of people. We’ve built a foundation that most SPACs traditionally don’t start with. We’re an established profitable business that’s already generating results. SPACs haven’t always had the best reputation, which is kind understandable. But what makes us different is that we’re not starting from scratch. We’re operating from a position of strength. We have real cash flows, a clear vision for growth in an industry that’s really begging for it. So looking ahead, our M&A strategy is focused on finding great companies in the space. Our exits are historically rare. This gives us a real edge. We’re not chasing hype, we’re identifying undervalued strategic opportunities where we can unlock really meaningful, valuable, and smart and well-priced acquisitions. This means long-term growth, potential, market expansion, and a chance really to serve a demographic that has been overlooked for far too long.

Mark Smith

Excellent. Well, we wish you the best of luck. We’re excited to continue to watch this one as you work through this transaction and seeing a profitable and proven company work through. So Mark, thank you very much for taking the time, answering questions with us today, and thank you to those on the call. And with that, we will close our chat with GrabAGun. Thank you.

Additional Information

GrabAGun Digital Holdings Inc. (“Pubco”), Colombier Acquisition Corp. II (“Colombier II”) and Metroplex Trading Company, LLC (d/b/a GrabAGun) (“GrabAGun”) intend to file with the SEC a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of Colombier II and a prospectus in connection with the proposed business combination (the “Business Combination”) among Colombier II, Pubco, Gauge II Merger Sub Corp (“Colombier Merger Sub”), Gauge II Merger Sub LLC, (“GrabAGun Merger Sub”) and GrabAGun pursuant to the Business Combination Agreement, dated January 6, 2025, between the parties (the “Business Combination Agreement”). The definitive proxy statement and other relevant documents will be mailed to shareholders of Colombier II as of a record date to be established for voting on Colombier II’s proposed Business Combination with GrabAGun. SHAREHOLDERS OF COLOMBIER II AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT IN CONNECTION WITH COLOMBIER II’S SOLICITATION OF PROXIES FOR THE SPECIAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT COLOMBIER II, GRABAGUN, PUBCO AND THE BUSINESS COMBINATION. Shareholders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Colombier Acquisition Corp. II, 214 Brazilian Avenue, Suite 200-A, Palm Beach, FL 33480; e-mail: clbr@icrinc.com.

Participants in The Solicitation

Pubco, Colombier II, GrabAGun, and their respective directors, executive officers and members, as applicable, may be deemed to be participants in the solicitation of proxies from the shareholders of Colombier II in connection with the Business Combination. Colombier II’s shareholders and other interested persons may obtain more detailed information regarding the names, affiliations, and interests of certain of Colombier executive officers and directors in the solicitation by reading Colombier II’s final prospectus filed with the SEC on November 20, 2023 in connection with Colombier II’s initial public offering (“IPO”), Colombier II’s Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC on March 25, 2024 and Colombier II’s other filings with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination, which may, in some cases, be different from those of shareholders generally, will be set forth in the Registration Statement relating to the Business Combination when it becomes available. These documents can be obtained free of charge from the source indicated above.

No Offer Or Solicitation

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

The information in this communication includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “may,” “will,” “expect,” “continue,” “should,” “would,” “anticipate,” “believe,” “seek,” “target,” “predict,” “potential,” “seem,” “future,” “outlook” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, references with respect to the anticipated benefits of the proposed Business Combination; GrabAGun’s ability to successfully execute its expansion plans and business initiatives; the sources and uses of cash of the proposed Business Combination; the anticipated capitalization and enterprise value of the combined company following the consummation of the proposed Business Combination; and expectations related to the terms and timing of the proposed Business Combination. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of GrabAGun’s and Colombier II’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of GrabAGun and Colombier II. These forward-looking statements are subject to a number of risks and uncertainties, including the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the transactions described herein; the inability to recognize the anticipated benefits of the Business Combination; the inability of GrabAGun to maintain, and Pubco to obtain, as necessary, any permits necessary for the conduct of GrabAGun’s business, including federal firearm licenses issued pursuant to the Gun Control Act, 18 USC 921 et seq. and special occupational taxpayer stamps issued pursuant to the National Firearms Act, 26 USC 5849 et seq.; the disqualification, revocation or modification of the status of those persons designated by GrabAGun as Responsible Persons, as such term is defined in 18 U.S.C. 841(s); the ability to maintain the listing of Colombier II’s securities on a national securities exchange; the ability to obtain or maintain the listing of Pubco’s securities on the NYSE, following the Business Combination; costs related to the Business Combination; changes in business, market, financial, political and legal conditions; risks relating to GrabAGun’s operations and business, including information technology and cybersecurity risks, and deterioration in relationships between GrabAGun and its employees; GrabAGun’s ability to successfully collaborate with business partners; demand for GrabAGun’s current and future offerings; risks that orders that have been placed for GrabAGun’s products are cancelled or modified; risks related to increased competition; risks that GrabAGun is unable to secure or protect its intellectual property; risks of product liability or regulatory lawsuits relating to GrabAGun’s products and services; risks that the post-combination company experiences difficulties managing its growth and expanding operations; the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Colombier II’s securities; the risk that the Business Combination may not be completed by Colombier II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Colombier II; the failure to satisfy the conditions to the consummation of the Business Combination; the outcome of any legal proceedings that may be instituted against GrabAGun, Colombier II, Pubco or others following announcement of the proposed Business Combination and transactions contemplated thereby; the ability of GrabAGun to execute its business model; and those risk factors discussed in documents of Pubco and Colombier II filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Colombier II nor GrabAGun presently know or that Colombier II and GrabAGun currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Colombier II’s, Pubco’s and GrabAGun’s expectations, plans or forecasts of future events and views as of the date of this communication. Colombier II, Pubco and GrabAGun anticipate that subsequent events and developments will cause Colombier II’s, Pubco’s and GrabAGun’s assessments to change. However, while Colombier II, Pubco and GrabAGun may elect to update these forward-looking statements at some point in the future, Colombier II, Pubco and GrabAGun specifically disclaim any obligation to do so. Readers are referred to the most recent reports filed with the SEC by Colombier II. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by U.S. federal securities laws.